Exhibit 99.2

Financial Report

Vessels’ Operational Data

Six-month period ended June 30, 2025

Average number of vessels (1)	36.5
Ownership days (1)	3,320
Average number of third-party charter-in vessels	51.8
Number of vessels under dry-docking and special survey (1)	1

(1) Vessels in our owned fleet

Owned Vessels Fleet List

The table below provides information about our owned fleet as of August 7, 2025, including six vessels that we have agreed to sell. Each vessel is owned by one of our subsidiaries.

	Vessel Name	Year Built	Capacity (DWT)
1	FRONTIER	2012	181,415
2	MIRACLE	2011	180,643
3	PROSPER	2012	179,895
4	DORADO	2011	179,842
5	MAGNES	2011	179,546
6	IMPERATOR	2012	176,387
7	ENNA	2011	175,975
8	AEOLIAN	2012	83,478
9	GRENETA	2010	82,166
10	HYDRUS	2011	81,601
11	PHOENIX	2012	81,569
12	BUILDER	2012	81,541
13	FARMER	2012	81,541
14	SAUVAN	2010	79,700
15	GORGO (ex. GORGOYPIKOOS) (i)	2005	76,498
16	MERCHIA	2015	63,585
17	DAWN	2018	63,561
18	SEABIRD	2016	63,553

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	Vessel Name	Year Built	Capacity (DWT)
19	ORION	2015	63,473
20	DAMON	2012	63,301
21	ARYA	2013	61,424
22	ALWINE	2014	61,090
23	AUGUST	2015	61,090
24	ATHENA	2012	58,018
25	ERACLE	2012	58,018
26	NORMA	2010	58,018
27	CURACAO	2011	57,937
28	URUGUAY	2011	57,937
29	SERENA	2010	57,266
30	LIBRA	2010	56,701
31	CLARA	2008	56,557
32	BERMONDI	2009	55,469
33	VERITY(i)	2012	37,163
34	PARITY(i)	2012	37,152
35	ACUITY(i)	2011	37,152
36	EQUITY(i)	2013	37,071
37	BERNIS(i)	2011	35,995

(i) Denotes vessels we have agreed to sell. Sales are expected to be concluded in Q3 and Q4 2025. Gorgo was initially acquired as part of an en-bloc deal in conjunction with the sale of four Handysize vessels (i.e. Verity, Parity, Acuity and Equity).

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Chartered-In Vessels Fleet List

The table below provides information about our chartered-in fleet as of August 7, 2025.

	Vessel Name	Year Built	Capacity (DWT)	Charter Hire -In Rate	Earliest Redelivery Quarter/ Year	Comments
1	BERGE ZUGSPITZE	2016	211,182	Index-Linked	Q1 2026	-
2	BERGE GROSSGLOCKNER	2017	211,171	Index-Linked	Q1 2026	-
3	SHANDONG PROSPERITY	2021	211,103	Index-Linked plus Fixed Amount	Q3 2026	-
4	SHANDONG INNOVATION	2021	210,989	Index-Linked plus Fixed Amount	Q4 2026	-
5	SHANDONG HAPPINESS	2021	210,938	Index-Linked plus Fixed Amount	Q4 2026	-
6	SHANDONG MIGHTINESS	2021	210,896	Index-Linked plus Fixed Amount	Q3 2026	-
7	SHANDONG MISSION	2021	210,800	Index-Linked plus Fixed Amount	Q4 2026	-
8	SHANDONG RENAISSANCE	2022	210,800	Index-Linked plus Fixed Amount	Q4 2026	-
9	BERGE DACHSTEIN	2020	208,718	Index-Linked	Q3 2025	-
10	BULK SANTOS	2020	208,445	Index-Linked	Q2 2026	-
11	BULK SAO PAULO	2020	208,445	Index-Linked	Q2 2026	-
12	TITANSHIP	2011	207,855	Fixed Rate plus Profit Share	Q3 2026	-
13	MEISHIP	2013	207,851	Fixed Rate plus Profit Share	Q1 2026	-
14	MINERAL CLOUDBREAK	2012	205,097	Index-Linked	Q4 2025	Converted to Fixed Rate until end 2025
15	ICONSHIP	2013	181,392	Index-Linked	Q1 2026	Converted to Fixed Rate until end 2025
16	CAPE PROTEUS	2011	180,585	Fixed Rate	Q1 2026	CMDB option to extend for 10-14 months
17	MANDY	2010	180,371	Index-Linked	Q3 2026	-
18	MILLIE	2009	180,310	Index-Linked	Q4 2025	-
19	TOMINI K2	2014	179,816	Fixed Rate	Q1 2027	-
20	MARIJEANNIE C	2009	179,759	Index-Linked	Q1 2026	-
21	SHANDONG HENG CHANG	2013	179,713	Index-Linked plus Fixed Amount	Q4 2025	-
22	MILDRED	2011	179,678	Index-Linked	Q1 2026	-
23	MARIPERLA	2009	179,561	Index-Linked	Q1 2026	Converted to Fixed Rate until end 2025

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	Vessel Name	Year Built	Capacity (DWT)	Charter Hire -In Rate	Earliest Redelivery Quarter/ Year	Comments
24	NAVIOS FULVIA	2010	179,263	Index-Linked	Q4 2026	-
25	NAVIOS ALTAMIRA	2011	179,165	Index-Linked	Q4 2026	Converted to Fixed Rate until end Q3 2025
26	NAVIOS LUZ	2010	179,144	Index-Linked	Q4 2025	Converted to Fixed Rate until end Q3 2025
27	LORDSHIP	2010	178,838	Index-Linked	Q1 2026	-
28	CAPE AQUA	2009	178,055	Index-Linked	Q3 2025	-
29	MILESTONE	2010	176,354	Index-Linked	Q1 2026	-
30	W-SMASH	2013	82,742	Index-Linked	Q4 2025	-
31	SAPHIRA	2021	82,577	Fixed Rate	Q2 2026	-
32	NAVIOS LIBRA	2019	82,011	Index-Linked	Q1 2026	Converted to Fixed Rate until end 2025
33	AOM MARIA LAURA	2021	81,800	Fixed Rate	Q2 2026	CMDB option to extend for 10-14 months
34	W-EMERALD	2012	81,709	Index-Linked	Q3 2025	-
35	NAVIOS CITRINE	2017	81,626	Index-Linked	Q1 2026	Converted to Fixed Rate until end 2025
36	AOM BIANCA	2017	81,600	Fixed Rate	Q4 2025	CMDB option to extend until Nov 2026 – Feb 2027
37	KYNOURIA	2012	81,354	Index-Linked	Q4 2026	-
38	KROUSSON	2011	81,351	Index-Linked	Q3 2026	-
39	GEORGITSI	2012	81,309	Index-Linked	Q3 2026	-

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COSTAMARE BULKERS HOLDINGS LIMITED

Consolidated Statement of Operations

	Six-month periods ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2024	2025
	(Unaudited)	(Unaudited)
REVENUES:
Voyage revenue	$-	$107,211
Voyage revenue – related parties	-	48,655
Total voyage revenue	-	155,866

EXPENSES:
Voyage expenses	-	(50,420)
Charter-in hire expenses	-	(74,767)
Voyage expenses – related parties	-	(2,228)
Vessels’ operating expenses	-	(19,500)
General and administrative expenses	-	(2,159)
Management and agency fees – related parties	-	(6,690)
General and administrative expenses – non-cash component	-	(323)
Amortization of dry-docking and special survey costs	-	(1,833)
Depreciation	-	(9,886)
Loss on sale of vessels	-	(1,579)
Loss on vessels held for sale	-	(4,990)
Foreign exchange gains	-	4
Operating loss	$-	$(18,505)

OTHER INCOME / (EXPENSES):
Interest income	$-	$778
Interest and finance costs	-	(3,675)
Other, net	-	115
Loss on derivative instruments, net	-	(5,228)
Total other expenses, net	$-	$(8,010)
Net loss	$-	$(26,515)

Losses per common share, basic and diluted	$-	$(3.15)
Weighted average number of shares, basic and diluted	--	8,424,213

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COSTAMARE BULKERS HOLDINGS LIMITED

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)	As of December 31, 2024	As of June 30, 2025
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$4	$127,474
Restricted cash	2,100	-
Margin deposits	-	26,550
Accounts receivable	2	35,388
Inventories	-	34,657
Due from related parties	-	5,326
Insurance claims receivable	-	3,681
Vessels held for sale	-	19,453
Prepayments and other	-	31,940
Total current assets	$2,106	$284,469
FIXED ASSETS, NET:
Vessels and advances, net	$-	$609,593
Total fixed assets, net	$-	$609,593
NON-CURRENT ASSETS:
Deferred charges, net	$-	$20,520
Operating leases, right-of-use assets	-	207,203
Accounts receivable, non-current	-	1,460
Due from related parties, non-current	-	975
Restricted cash	-	3,600
Total assets	$2,106	$1,127,820
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$-	$19,400
Operating lease liabilities, current portion	-	166,888
Accounts payable	-	28,996
Due to related parties	2,100	13,805
Accrued liabilities	-	10,480
Unearned revenue	-	15,718
Fair value of derivatives	-	9,227
Other current liabilities	-	6,196
Total current liabilities	$2,100	$270,710
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$-	$147,367
Operating lease liabilities, non-current portion	-	33,456
Fair value of derivatives, net of current portion	-	263
Other non-current liabilities	-	1,341
Total non-current liabilities	$-	$182,427
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS’ EQUITY:
Common stock	$-	$2
Additional paid-in capital	-	701,190
Retained earnings / (Accumulated deficit)	6	(26,509)
Total stockholders’ equity	6	674,683
Total liabilities and stockholders’ equity	$2,106	$1,127,820

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COSTAMARE BULKERS HOLDINGS LIMITED

Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)	For the six-month periods ended June 30,
	2024	2025
Net cash provided by:	(Unaudited)	(Unaudited)
Operating activities	$-	$17,287
Investing activities	-	36,695
Financing activities	-	74,988
Net increase in cash, cash equivalents and restricted cash	$-	$128,970
Cash, cash equivalents and restricted cash at beginning of the period	-	2,104
Cash, cash equivalents and restricted cash at end of the period	$-	$131,074

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COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Combined Carve-out Statements of Operations1

(Expressed in thousands of U.S. dollars)	For the six-month period ended June 30, 2024	For the period from January 1, 2025 to May 6, 2025
REVENUES:	(Unaudited)	(Unaudited)
Voyage revenue	$520,332	$239,719
Voyage revenue – related parties	31,776	87,683
Total voyage revenue	552,108	327,402

EXPENSES:
Voyage expenses	(169,467)	(107,383)
Charter-in hire expenses	(308,557)	(166,506)
Voyage expenses-related parties	(2,203)	(3,765)
Vessels’ operating expenses	(41,372)	(27,165)
General and administrative expenses	(6,374)	(10,832)
General and administrative expenses – related parties	(1,488)	(528)
Management and agency fees - related parties	(15,102)	(10,760)
Amortization of dry-docking and special survey costs	(2,984)	(2,337)
Depreciation	(17,980)	(14,044)
Gain / (loss) on sale of vessels, net	3,422	(4,669)
Loss on vessels held for sale	(2,308)	(1,579)
Vessel’s impairment loss	-	(179)
Foreign exchange gains	46	219
Operating loss	(12,259)	(22,126)
OTHER INCOME / (EXPENSES):
Interest income	1,021	236
Interest and finance costs, net	(11,889)	(7,313)
Interest expense – related parties	(219)	(815)
Other, net	868	(47)
Gain / (loss) on derivative instruments, net	24,996	(710)
Total other income / (expenses), net	14,777	(8,649)
Net income / (loss)	$2,518	$(30,775)

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1 This statement includes combined carve-out financial information for Costamare Bulkers Holdings Limited Predecessor, prepared in accordance with the same accounting principles as disclosed in Costamare Bulkers’ Registration Statement on Form 20-F (File No. 001-42581).

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COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Combined Carve-out Balance Sheet2

(Expressed in thousands of U.S. dollars)
December 31, 2024
ASSETS	(Audited)
CURRENT ASSETS:
Cash and cash equivalents	$49,858
Restricted cash	941
Margin deposits	45,221
Accounts receivable, net	39,648
Inventories	44,500
Due from related parties	7,014
Fair value of derivatives	197
Insurance claims receivable	2,842
Prepayments and other assets	49,796
Total current assets	240,017
FIXED ASSETS, NET:
Vessels and advances, net	671,844
Total fixed assets, net	671,844
OTHER NON-CURRENT ASSETS:
Accounts receivable, net, non-current	1,610
Deferred charges, net	19,119
Due from related parties, non-current	1,050
Fair value of derivatives, non-current	147
Restricted cash, non-current	9,236
Operating leases, right-of-use assets	297,975
Total assets	$1,240,998
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$30,505
Related party loans	85,000
Accounts payable	41,477
Due to related parties	5,319
Operating lease liabilities, current portion	205,172
Accrued liabilities	11,906
Unearned revenue	22,911
Fair value of derivatives	14,465
Other current liabilities	3,902
Total current liabilities	420,657
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	305,724
Operating lease liabilities, non-current portion	87,424
Fair value of derivatives, non-current portion	5,174
Total non-current liabilities	398,322
COMMITMENTS AND CONTINGENCIES	-
SHAREHOLDERS’ EQUITY:
Common shares	250
Additional paid-in capital	207,284
Net Parent Investment	312,546
Accumulated deficit	(98,061)
Total shareholders’ equity	422,019
Total liabilities and shareholders’ equity	$1,240,998

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2 This statement includes combined carve-out financial information for Costamare Bulkers Holdings Limited Predecessor, prepared in accordance with the same accounting principles as disclosed in Costamare Bulkers’ Registration Statement on Form 20-F (File No. 001-42581).

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COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

Condensed Combined Carve-out Statements of Cash Flows3

	For the six-month period ended June 30, 2024	For the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars)
Net cash provided by/ (used in):	(Unaudited)	(Unaudited)
Operating activities	$(8,934)	$3,938
Investing activities	21,942	9,995
Financing activities	(7,311)	(42,174)
Net increase / (decrease) in cash, cash equivalents and restricted cash	$5,697	$(28,241)
Cash, cash equivalents and restricted cash at beginning of the period	45,399	60,035
Cash, cash equivalents and restricted cash at end of the period	$51,096	$31,794

Forward-Looking Statements

This financial report contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. You should not place undue reliance on these statements. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Registration Statement on Form 20-F (File No. 001-42581).

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3 This statement includes combined carve-out financial information for Costamare Bulkers Holdings Limited Predecessor, prepared in accordance with the same accounting principles as disclosed in Costamare Bulkers’ Registration Statement on Form 20-F (File No. 001-42581).

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